07007062

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 23 2007
WASH. D.C. 186

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUPERTRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 CORPORATE DRIVE, # 300
(No. and Street)

HOUSTON (City) TX (State) 77036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHANG HSINE CHENG 713-715-5431 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA
(Name — if individual, state last, first, middle name)

6100 CORPORATE DR., #350 (Address) HOUSTON (City) TEXAS (State) 77036 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CH 7/24

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHANG-HSINE CHENG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPERTRADE SECURITIES, INC., as of 12-31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE YA-WEN CHENG-ARIF
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
MAY 11, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERTRADE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

Net worth	$	16,951
Total capital	$	16,951
Deduct -		
Tax benefit		7,534
Clearance account		4,035
Prepaid expenses		3,685
Total deductions		(15,254)
Net capital	$	1,697
Required net capital		5,000
Deficiency in net capital	$	(3,303)

SUPERTRADE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF DECEMBER 31, 2006

The net capital computation was reconciled and the following variances are noted between net capital per Focus Report, originally filed in January 2007 and net capital per audited financial statements.

Net capital - Focus Report		$9,598
Cash and Cash Equivalents		
per Focus Report - cash	6,674	
-clearance account	4,035	
	10,709	
per audit	2,808	
Decrease in cash and cash equivalents		(7,901)
Net capital - audited		$1,697

END